                                           Filed by Scientific Games Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company: MDI Entertainment, Inc.
                                                 Commission File Number: 0-24919


THE FOLLOWING IS THE TRANSCRIPT OF A TELEPHONE CONFERENCE WITH
ANALYSTS AND OTHERS HELD ON FEBRUARY 26, 2002.

Operator:                           Hello, everyone. Thank you for joining us
                                    this morning. With us today are Lorne Weil, chairman and CEO of Scientific Games and Steve Saferin, CEO and president of MDI
                                    Entertainment. During the call today they will discuss Scientific Games and MDI
                                    Entertainment's letter of intent
                                    announcement released this morning. If you have not received the information, please call Ed Fury, Expector Associates at
                                    212-943-5858 and he will send you copies right away.

                                    Details regarding the replay of the call are in the Scientific Games press release. As a reminder this call is being broadcast live and there will be a question and answer session following the remarks.

                                    Before turning the call over to the
                                    management, I would like to remind you that investors and security holders are advised to read the joint proxy statements prospective regarding the proposed merger when it becomes available.

                                    Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Scientific Games and MDI. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Scientific Games and MDI at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Scientific Games and MDI.

                                    MDI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MDI with respect to the transactions contemplated by the letter of intent. Information regarding such officers and directors include MDI's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and
                                    Exchange Commission of May 1, 2001. This document is available free of charge at the Securities and

                                    Exchange Commission's web site at
                                    http\\www.SEC.gov and from MDI and
                                    Scientific Games.

                                    This press release includes statements that consist of forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is to be made to Scientific Games annual report on Form 10K for the fiscal year ended October 31, 2000, the Transition Period report on form 10Q for the period of November 1, 2000 through December 31, 2000 and the Quarterly Report on Form 10Q for the third quarter ended September 30, 2001 and to the MDI Entertainment's Annual Report on Form 10KSB for the fiscal year ended December 31, 2000 and the Quarterly Report on Form 10QSB for the third quarter ended September 30, 2001.

                                    Now let's turn the call over to Mr. Steve
                                    Saferin who will review the MDI financial results. Mr. Saferin.

Lorne: Thank you, operator. Actually this is Lorne Weil speaking and good morning, everyone. This is also Lorne Weil speaking. I'm going to speak first for a few minutes to talk about how we view this opportunity and then I'll turn it over to Steve to discuss the transaction from his point of view and then we'll leave a few minutes if we have some time for questions.

                                    We're obviously very excited about the
                                    opportunity to join forces with MDI. We've had a relationship with MDI for a number of years. We're one of the largest shareholders of MDI. We've worked together quite well and quite extensively and so clearly this is a relationship that both sides understand about as well as two parties to a merger could understand each other and I think we share each other's optimism and enthusiasm for where this can take us.

                                    We see all over the world that the
                                    opportunities for branded instant lottery tickets is a terrific opportunity. We think that MDI had done a great job, but we feel that with the full weight of Scientific Games resources around the world, game design resources, market resources, technology resources and so forth that we can give a real great push to the growth of the branded lottery business and help it become a larger and much more vibrant business than it is at the present time.

                                    I also think because of our role
                                    increasingly as an important player in the worldwide online lottery business that we have a significant opportunity to take the basic concepts that Steve Saferin has developed so cleverly and brilliantly in the last few years in the instant ticket business and apply that to the online lottery business as well.

                                    We also feel that the MDI team has a great amount of creativity and great amount of knowledge and experience in this business and we think that they can help as well in the whole area of the development of proprietary games and proprietary kinds of lottery tickets. So from a marketing and product development and from a branding point of view, I think the synergies between the two companies are clear and I think that we're very optimistic and enthusiastic about where it's going.

                                    In terms of our anticipated financial
                                    impact, I assume that a number of you were on the earnings call that we had just in the last week or ten days and we indicated at that time that we expected over the next several months to becoming involved in some acquisitions. And we indicated that all of these acquisitions would meet a fairly rigorous set of business and financial criteria. The business criteria obviously having to do with fit marketplace overlap, technology and so forth and from a financial point of view, that they be accretive financially in deals that we would do with stock so that we could also improve our balance sheet.

                                    And I think we can say here comfortably that we expect the transaction to be accretive. I think at this point we don't want to go too much into a discussion of financial projections, although I do understand that - and I guess Steve Saferin will mention this in a moment - MDI will be filing a proxy in the fullness of time, which will contain certainly significant information with regard to projections.

                                    But as far as we're concerned, let me simply say that number one, and Steve will talk a little more about this. We anticipate quite significant financial synergies between the two companies that should meaningfully and importantly enhance the profitability of - actually the profitability of both companies.

                                    And I take a great degree of comfort in the knowledge that Steve Saferin has put a major portion of what he will be receiving in this transaction in effect at risk with respect to meeting certain, you know, profitability projections going forward. I think Steve would probably not feel comfortable doing that if he weren't also comfortable in his ability to meet those projections with the two companies merged and as part of the Scientific Games overall family. And so again, I think that tends to give us a lot of comfort and confidence that from a purely financial point of view that this transaction will be very nicely accretive at both the EBITDA level and the net income level, you know, for our own shareholders, but certainly in the - and we wouldn't do it if it weren't.

                                    But in the larger scheme, we see this as a piece of a much larger puzzle that we feel anybody in the long run trying to compete in the lottery business is going to have to complete. It's becoming a much more complicated business and much more demanding business. Clearly the lottery industry as the gaming industry overall is going through a period of consolidation and I think that success in the long run is going to involve really only a relatively few companies that are able to bring all of the necessary expertise and resources together under one roof. This is what we're trying to do.

                                    We're obviously very grateful that we're able to have MDI play a critical role in that strategy and of course only time will tell where we come out financially. But certainly from our perspective right now and for what we see, we think this is going to turn out to be an excellent transaction for everyone.

                                    Obviously, again if you were on our call the other day, we at Scientific Games are extremely optimistic, extremely enthusiastic about our own outlook. We have a tremendous backlog of business building. We continue to take significant steps to improve the company's profitability. I think, again, if you were on the call we offered guidance quite early on in 2002 indicating quite a significant improvement from 2001. I think the addition of MDI to that will only further strengthen the performance that we talked about in the guidance.

                                    And therefore, let me in closing and before I hand it off to Steve say that we warmly welcome or will shortly down the road warmly welcome all of the current MDI shareholders into the Scientific Games shareholder family. Obviously a number of you already are shareholders of both companies. And we hope and we're quite confident that those of you who are becoming new Scientific Games shareholders are not going to be disappointed in your investment.

                                    And with that, I'll turn it over to Steve
                                    Saferin to give you his view of things,
                                    which will hopefully not be too terribly different than mine.

Steve: Thanks, Lorne. Good afternoon to everybody in the East and good morning to the rest of you. The letter of intent, which MDI and Sci Games signed last evening and announced this morning, provides what the MDI board believes is the absolute best opportunity for MDI shareholders to realize the significant upside.

                                    This decision was not reached easily. We spent a lot of time, the board, looking at Sci Games' business and our business, how they could mesh together, what the impact might be, what our future was, and we determined that this was in fact the best course.

                                    There were, I guess, four basic reasons that we came to that conclusion. First and quite simply, the complexity and now some added competition in the global lottery market really requires that a company of our size align itself with a larger company to be able to do what we need to do. And Sci Games is the absolute best company when it comes to instant tickets and many other lottery services and we look forward to helping them grow even more.

                                    In the past as most of you know that have followed our business, it is almost all is focused on instant games. But this new agreement with Sci Games will provide us a platform to develop online lottery games featuring our various brands. We look forward to doing that in the months ahead. In addition, we believe the time is not too distant when lottery players will be able to play lottery on the Internet while buying their tickets at brick and mortar retailers. This agreement will give us the resources to develop sophisticated computer like games built around some of our brands. As you also probably know, we have recently announced a significant international marketing effort spurred on by our acquisition to exclusive rights for the 2002 World Cup. And while we believe that we will be successful in the long run, this agreement provides us with far more resources to quickly penetrate this market and I will tell you there is lots of interest in our brands all over the world.

                                    While MDI will continue to operate as an autonomous unit, there are tremendous synergies that can be achieved between the two companies and intended cost savings. Some of the most significant would be from MDI ridding itself of the cost of being a public company and a second is a significant reduction in my salary.

                                  To that point and as Lorne stated earlier, I as a member of the board and principle shareholder in the company believe very, very strongly in this deal and it's potential. So much so that I've escrowed nearly a quarter of the shares that I was to receive at closing only to be earned upon the MDI business unit hitting certain EBITDA targets. And as stated earlier, I have taken a significant pay cut going forward.

                                  One of the primary reasons I have done this is because I believe not only was this deal right for MDI, but that the upside potential for all Sci Games shareholders of which MDI shareholders will become, myself included, is very, very significant.

                                  And with that, I guess, we'd like to open it to questions.

Lorne: Yeah. Thanks, Steve. Operator, if you could now go into Q&A mode. Everyone, let me just say we'd like to limit the Q&A, if we can to about a half an hour and if each person asking a question could please limit their questions to just two so that we give as many people as we can a chance. When we're down to our last couple of questions, I'll inform the operator of that. So operator, if you could start the Q&A please.

Operator:                         At this time, if you would like to ask a
                                  question, please press star then the number one on your telephone keypad. If you are on a speakerphone, please pick up the handset before asking your question. Your first question comes from Jay Leonard of CIBC World
                                  Market.

Jay: Gentlemen, just so I understand and just help me and the other investors understand - and this is really coming from the lottery - the MDI board of directors, would the business that you have improving revenues in the fourth quarter up 460% and to quote you Steve, our business model is gaining more and more acceptance as is evidenced by the increased number of games introduced by our lottery customers in 2000, World Cup, MBA, etc. Talking to new investors volume in the stock increasing, finally, stock trading at $3.25 last Friday, I'm just, you know, miffed by A) why we would do the deal at this price. There's no mention as to what the ratio is or if there's a [UNINTELLIGIBLE]. You know, just as a shareholder and with clients who have significant positions in the company, this has not been well received. That's my first question.

Steve:                            Okay.

Jay:                              Follow-up question after that.

Steve: Okay. Well, first of all, let me say this that no one has a bigger position in this company than I do and we gave this - the board spent literally hours and hours on this issue. We certainly recognize that the price that we have agreed to with Scientific Games and the price the stock was trading at at the time we entered into this agreement. But we - the board believes that this is a much better long term deal for investors in MDI than anything else around. We need to have this kind of synergistic relationship with a larger company to maximize the potential of our business. There are - our business is good. There's no doubt about it. It can be significantly better with this combination rather than without it.

                                  We're going to be filing a proxy statement.
                                  You'll have access to all the information that we considered and the shareholders will be asked to vote on this. We hope that you'll vote in the favor of it. That will be your choice.

Jay: Okay. Well, in keeping with that, will that be filed with the collar? Is there a collar? I know you can't state it right now until it's out, but is there a collar on the deal?

Steve:                            Really can't comment on it.

Jay: All right. Understand - and I appreciate that you believe very firmly in this thing and I have no doubt that an alliance with Sci Games is the right way to go and probably a merger is fine. It's just that I don't see where as a shareholder, you know, getting - coming in at this price point, we're going to need, you know, Sci Games probably to go to a double to get the equivalent of rate of return on our lottery stock from where we are right now. And you know, as a shareholder with things going up, it just seems that since this is a stock deal and Sci Games has, you know, escalated the price dramatically of recent that we could have struck on a stock basis a much better deal. You know, it's not cash changing hands here. It's stock. And since Sci Games already is a shareholder of the company, it does not look to be - or I will not - it is not being perceived as being as attractive to the existing shareholders as the deal might be with all these good things happening. It's not like, you know, the company was doing poorly. The company was really turning the corner. We had just made it or starting to make it.

Steve: And look, I think we'll continue to improve with this alliance. And I think a double in Sci Games stock may not be too far fetched.

Jay: I mean, God willing I think that would be terrific. But again, it just doesn't seem to - you know, there's no extra pay out to us if you do your job and I'm sure you will and MDI will be the driving force and that this is a screaming steal for Sci Games at this price point, but, you know, where is the - I mean, are there - you know, if there were even warrants or something that was attached to, you know, the performance that, you know, the MDI division did or something that we would benefit. Other than you doing, you know, which I believe you will be able to do and that your division will do extremely well, you know, what if other divisions within Sci Games doesn't. You know, we're not getting that pure play.

Lorne: Steve, this is Lorne Weil speaking and then I think we need to give someone else a chance. Let me just say that you really do need to at least consider, you know, in the long run there's always the, you know - we hope it won't happen, of course, and we don't think it'll happen, that things in fact turn out not to go so well with MDI, but now you have the security of all the other divisions of Scientific Games that are doing well. So I appreciate your point and I understand why you're making the case you're making. But I think you have to at least consider the fact that, you know, MDI is coming into a pretty special company and that it certainly offers a degree of security and a degree of comfort for both MDI the company and MDI shareholders that it doesn't have now.

                                  And I think if we could go on the next
                                  question, I would appreciate it please.

Operator:                         Your next question comes from Mr. Neil Gore of
                                  UBS Payne Webber.

Neil:                             Good afternoon. Several questions. First,
                                  Lorne, what percentage of your -

Lorne:                            This is Lorne. You only get to ask two
                                  questions.

Neil:                             Well, I got two and a half.

Lorne:                            Okay.

Neil: Okay. What percentage of your current instant tickets are licensed?

Lorne:                            Of our instant tickets at Scientific Games?

Neil:                             Right. That's correct.

Lorne:                            You know, I don't know that -

Neil:                             Is it large? Small? I really -

Lorne:                            It's quite small. It's quite small.

Neil:                             Okay. And Steve?

Steve:                            Yes, sir.

Neil: Your sales were great last quarter. What percent of your sales were to Scientific Games and what percent were to like a GTech or any of the other people who print instant tickets?

Steve:                            Well, G-Tech doesn't print instant tickets -

Neil:                             Okay.

Steve:                            So there's a couple of other companies -

Neil:                             Okay. Any of the others.

Steve: I'd say we - Scientific Games has less than it's proportion of marketshare, probably in the 35 to 45% range of the revenue was from games that Sci Games printed. The remainder from other printers.

Neil: Okay. So therefore, the people who once this merger is complete, who is your competition that these other people might have to run to? If they want to license something.

Steve: Well, there's a couple other companies that have some licenses in the business, but for the most part the main - we control about 85% of the license game market.

Lorne: Actually, Neil, its Lorne. Let me answer that question in a slightly different way, because I think that there's a pre-supposition in what you're saying, which is not correct. One of the things that we Scientific Games like and like a lot about MDI is the fact that it gives us an opportunity to sell things to state lotteries with - who are not currently our customers. You know, normally in this business, it's one of the good things about the business is most of our business tends to be based on multi-year contracts. But when one of our competitors has a multi-year contract with a major lottery, take the California lottery, for example, which happens not to be a customer of ours in instant tickets. And there really isn't anything that we can sell that lottery until the next time their contract becomes available and goes out for RFP.

                                  But what MDI offers us is an opportunity to go to that lottery with the license properties that MDI has and get revenue from that lottery even though it is in fact not one of our customers. So the -

Steve: I was going to say as an example of that in the last 18 months, we've recognized about $3 million in revenue from the California lottery. And there is no requirement here, as Lorne is saying, that just because we sell a game to someone that Sci Games has to print the game. Whoever their printer is can print it. And I think if you take a look at the fact that Sci Games is sort of under-represented in our total volume, it says that this combination can really have a lot of room for growth because we can bring in business from other lotteries that Sci Games doesn't print for and Sci Games can deliver more of their business to us as licensed games.

Neil: Well, I understood that. In fact, I actually thought that the license games were a larger percentage than they actually were.

Steve: No. It's a reasonably new development in the lottery business. And I'd be surprised if it's over 5% of the total games that are on the street.

Neil:                             I see. Thank you very much.

Lorne:                            Sure.

Operator:                         Your next question comes from Mr. Chris
                                  Nicodemou of UBS Warburg.

Chris: I just had my question answered. Thank you very much.

Operator:                         Your next question comes from Mr. Brian
                                  Frickman [PHONETIC].

Brian: I just got - I'm traveling on the road, but dialing in on the conference call. Apparently you guys are buying - is this a cash deal or is there a stock -

Lorne: It's a stock deal and the basic idea of the deal is that MDI shareholders will receive $2.10 in value per MDI share and they will receive it in Scientific Games stock based upon the average closing price of Scientific Games over the previous 30 days.

Brian:                            And when are you expecting to close?

Male Speaker:                     Close between 60 and 90 days, probably closer
                                  to 90.

Lorne: Did - were you able to hear that. That was our general counsel speaking.

Brian:                            60 to 90 days, closer to 90.

Lorne:                            Yes. Between 60 and 90 days from now.

Brian:                            Thank you.

Lorne:                            Yep.

Operator:                         Your next question comes from [UNINTELLIGIBLE]
                                  of International Capital Partners.

Mack:                             Hello. Good morning, Steve.

Steve:                            Good morning, Mack. How are you?

Mack: Okay. Yes. I just want to make a comment here and I want to say I oppose the deal. I don't think it's good for MDI shareholders and I hope they'll vote along with me. Thank you.

Lorne:                            Thank you.

Steve:                            Okay.

Operator:                         Your next question comes from Mr. Randy
                                  Purdell [PHONETIC] of RS Purdell and
                                  Associates.

Randy:                            Good morning, gentlemen.

Lorne:                            Good morning.

Randy: This is basically addressed to Steve. I've talked to many times over the last, I guess, three plus years. We've been shareholders prior to Scientific Games, I believe. Couple of questions, one given your own shares board of director shares and Scientific

                                  Games, what percentage does that represent of the total outstanding shares?

Steve:                            I think it's probably about 43 or 44%.

Randy:                            Okay.  So you're going to need -

Steve:                            It's over 40.

Randy: Okay. So you're going to need a lot of individual shareholders to vote the deal so that it would conclude, I would imagine.

Steve:                            We'll need over 50%.

Randy: Right. Okay. I'm just a little perplexed the timing of this given the fact that the company has turned around. The stock was trading as high as $3.65 last week. Obviously your negotiations probably had transpired much earlier than the last few weeks when the stock has been going up on heavy volume. But we are absolutely opposed to the deal as well as many of the other shareholders that I've been talking to. And I'm absolutely perplexed as to the timing. The synergies between the two companies - when Scientific Games took a position in the company it was stated back then on conference calls and individual discussions that by them taking the position in the company you were going to be working together anyway, so I really don't understand the necessity to merge with them at this point. Do you have any comment?

Steve: No, not really. I mean, you're entitled to your opinion. I hope you take the time to read the proxy and consider it fully before you make a final decision. But I understand.

Randy: Well, Steve, you know there's many shareholders that are in to this stock for as high as $14 a share that have been riding, you know, the company up and down and it has turned the corner and from my perspective, I don't see why they should even consider a buy out at $2.10 when the company was doing so well for the last year. I'm talking about this stage. I can see down the road, you know, after you build shareholder value to get a fair price for the company. But I really don't understand the necessity of doing it now.

Steve:                            I understand.

Randy: Okay. Well, that's my - you know, basically all I have to say on the deal.

Steve:                            Thank you.

Operator:                         Your next question comes from Roger
                                  Fitzpatrick of Berthal Fishel [PHONETIC] and
                                  Company

Roger: My question is for Mr. Steve Saferin. What will be your position with the new combined operations and will you be brining investor awareness with you to keep the financial community up to date on the upcoming events of the combined operations?

Steve: Well, I will be the president and CEO of MDI, which will operate as a wholly owned subsidiary of Scientific Games and we haven't made any decision yet on - I mean, we will no longer be a public company so there - we really won't have any need to have any sort of investor relations work going on. I mean, Sci Games will be doing theirs and will encompass all the new shareholders. We may do something on the public relations standpoint with investor - we haven't made that decision yet.

Roger: Well, there some brokers like myself that know of Scientific Games, but not as close to them as we are to your company. We've been - have good relationships with Tony Shore and he's been able to bring us some real good updates on this and it'd be nice to be able to get the same kind of updates from a new company.

Steve: Well, I'm sure they will do their best to make sure that you get them.

Roger:                            Thank you, sir.

Steve:                            Thank you very much.

Operator:                         Okay. And I would like to remind everyone if
                                  you would like to ask a question [INAUDIBLE] on your telephone keypad. You do have a follow-up question from Mr. Brian Frickman of Wells Fargo Securities.

Brian: Yeah. I just wanted to state, Steve, that for the record, you know, I will be voting against this unfortunate deal because I think there is more shareholder value. I just don't think it was fully flushed out in terms of when this acquisition made in the shareholder's best interest.

Steve:                            Okay.

Brian:                            Thanks.

Steve:                            Thank you.

Operator:                         Your next question comes from Mr. Carter
                                  Dunlap of Dunlap Equity Management.

Carter: A housekeeping question. I heard the 60 to 90 anticipated close with a emphasis on 90, but what do you think of the timing for the production of the proxy?

Lorne: I don't really know at this point. You know, I just don't know. I can't comment.

Carter:                           Okay.

Operator:                         At this time, there are no further questions.

Lorne: Okay. Well, let me just say again one more time that we in Scientific Games are, you know, very enthusiastic about this. We're certainly as enthusiastic and optimistic as we've ever been concerning the outlook for Scientific Games itself. The addition of MDI to it makes it, I think, that much more of a special opportunity.

                                  As Steve said, I hope that each of you who is considering not supporting this merger will give it fair thought and fair analysis and give yourself an opportunity to understand what we're trying to do. Because I think when you've done that and when you've had a chance to study the material that Steve will be sending out shortly I think you'll come to the conclusion that this makes for a terrific company and that it's worth supporting.

                                  And with that, again, let me thank you all for calling in. It was a terrific turn out considering the awkwardness of the hour and I look forward in future investor conference calls to having at least 51% of you who are on this call participating in the future calls. Thank you and we'll talk to you soon.

Operator:                         Thank you for participating in today's
                                  conference call. You may now disconnect.

[END OF RECORDING]

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Scientific Games and MDI. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Scientific Games and MDI at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Scientific Games by directing such request to Scientific Games, 750 Lexington Avenue, New York, NY 10022,
Attn: Investor Relations, tel: 212-754-2233. The joint proxy statement/prospectus and such other documents may also be obtained from MDI by directing such request to MDI Entertainment, Inc., 201 Ann Street, 5th Fl., Hartford, CT 06103, Attn: Investor Relations; tel: 860-527-5359.

MDI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MDI with respect to the transactions contemplated by the Letter of Intent. Information regarding such officers and directors is included in MDI's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 1, 2001. This document is available free of charge at the Securities and Exchange Commission's web site at http//www.sec.gov and from MDI and Scientific Games.

SAFE HARBOR
This communication includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Scientific Games' Annual Report on Form 10-K for the fiscal year ended October 31, 2000, the Transition Period Report on Form 10-Q for the period from November 1, 2000 through December 31, 2000 and the Quarterly Report on Form 10-Q for the third quarter ended September 30, 2001, and to MDI Entertainment's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 and the Quarterly Report on Form 10-QSB for the third quarter ended September 30, 2001.